Mail Stop 4561

      August 3, 2005


By U.S. Mail and Facsimile to (818) 591-3838

C. G. Kum
President and Chief Executive Officer
FCB Bancorp
1100 Paseo Camarillo
Camarillo, California 93010

Re:	FCB Bancorp
	Form S-4 filed July 6, 2005
	File No. 333-126401

Dear Mr. Kum:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note the use of all-capital text for various legends and text, for example on page 5. All-capital text, rather than emphasizing text, often makes it more difficult to read. In order to emphasize text, use bold text or italics. Please revise.

2. Please revise throughout to avoid the use of legalistic definitions. As examples only we note the terms "meeting,"
"bank,"
"merger agreement," and "SCCB."

3. Please revise throughout to avoid using legalisms. As examples only we note your use of thereof, thereafter, and/or, pursuant to, therefore, herein, hereto, thereunder, and therein.

4. Please revise to avoid the generic terms "Bank" and "Holding
Company" for First California Bank and FCB Bancorp.

5. Please note the updating requirements of Rule 3-12 of Regulation
S-X.

6. Please file updated consents for all audited financial statements included in your next filing.

Introduction

7. Please clarify the timing of the acquisition of South Coast, whether the acquisition is conditional on the reorganization, and whether shareholders of FCB Bancorp will vote on the acquisition.
Please revise throughout the document as necessary.

Adjournments, page 6

8. Revise the last paragraph to state that you will not use discretionary authority granted by proxies voted against the reorganization to adjourn the meeting to solicit additional votes.

Cautionary Statement Regarding Forward-Looking Statements, page 12

9. Please delete all reference to sections 27A of the Securities
Act
and 21E of the Exchange Act. They are inapplicable in this context, because FCB Bancorp is not currently a reporting company. See section 27(a)(1) of the 1933 Securities Act.

Proposal 1 - Bank Holding Company Reorganization, page 15

10. Please delete the third paragraph or revise it to avoid the implication that the discussion of the merger agreement cannot be fully relied upon.

Directors, page 20

11. Please disclose any family relationships between James
Birchfield
and John Birchfield.  Refer to Item 401(c) of Regulation S-B.






Management`s Discussion & Analysis of Financial Condition &
Results
of Operations - First California Bancorp

Critical Accounting Policies, page 31

12. Please revise here and in the notes to your consolidated financials the critical accounting estimates section to include a detailed description of your securitization valuation policies and assumptions. Refer to SEC Interpretive Release No. 33-8350.

Financial Position

Loans, page 39

13. Please revise to include a detailed description of your program that purchases customer invoices on a recourse basis, including but not limited to the size of the portfolio (including dollar value and number of accounts), the allowance practices for the portfolio, the provision assumptions, and the income recognition policies. Clearly disclose where you classify these loans on your loan distribution table which appears on page 40.

14. Revise to provide a fuller discussion of the characteristics and criteria for each loan type in your portfolio, and the risks attaching to each type of loan.

Nonperforming Loans table, page 43

15. Please disclose that you had no restructured loans for the periods presented or revise your table to quantify as necessary.
We
note Item III.C of Guide III.

Deposits, page 45

16. We note that as of March 31, 2005, 100% of your certificates of deposits with balances greater than $100,000 mature with in the next
12 months. Please revise to include a discussion of your strategy to fund, retain and/or replace these deposit amounts. Disclose the estimated impact on your liquidity.

Interest Rate Risk, page 48

17. We note your discussion regarding Board-approved policies and procedures for interest rate risk. Please tell us whether the significant asset-sensitive gap percentages which exceeded 25% for both 0-3 month measurement periods presented are within the range of approved policies and procedures. Revise the discussion if they are not and disclose corrective action measures undertaken by management, as appropriate. Provide a similar analysis for the 4-12 month measurement periods, which we note is significantly liability sensitive.

Dividends, page 62

18. Please revise to clarify the company`s dividend policy for the immediate future. If the company has not yet determined its policy, please state this clearly. Please also include a clear statement in this regard in the Introduction section.

Termination Fee, page 70

19. If possible, please summarize the various sections of the acquisition agreement referred to in this paragraph.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations - South Coast Bancorp.

Critical Accounting Polices, page 72

20. Please revise here and in the notes to your consolidated financial statements the critical accounting estimates section to include a detailed description of your securitization valuation policies and assumptions and income tax provision assumptions. Refer to SEC Interpretive Release No. 33-8350.

Provision (Credit) for Loan Losses, page 75

21. Please revise to include a detailed description of the process you use for determining the credits for loan losses which have been recorded annually since 2002. In your revision, please discuss this process in relation to your asset quality and to your significant loan concentrations in commercial real estate loans.

Loans,  page 77

22. Please include a detailed explanation of your underwriting standards for all types of commercial real estate loans secured by commercial, retail and industrial properties. Given your significant concentration of loans in this area, please fully explain how you evaluate creditworthiness of borrowers especially for borrowers without a significant credit history and/or where collateral is difficult to evaluate or value.

Selected Historical Financial Data, page 84

23. Please consider including the ratio of allowance for loan losses to non-performing loans in the tables.


Unaudited Pro Forma Combined Consolidated Financial Information

Pro Forma Combined Consolidated Balance Sheet, page 88

24. We note the total cash proceeds received by FCB Bancorp, as described in note 2 on page 91, is $35.6 million while the actual adjustment to cash and due from banks on the face of the pro forma balance sheet is $30.6 million. Please revise footnote 2 to reflect that the $5.0 million cash dividend from First California Bank will not be included as an adjustment to cash and due from bank or consolidated capital.

Pro Forma Income Statements,  pages 88 and 89

25. Please revise to include historical earnings per share and number of shares used for these calculations for South Coast Bancorp, Inc.

Employment Agreements, page 96

26. Please revise to disclose the triggering events in these agreements, as well as all material details.

First California Bank December 31, 2004, 2003 and 2002 Financial
Statements

Note C, page F-12

27. We note gross unrealized losses on your available for sale securities approximately doubled from $713,000 at December 31, 2004 to $1,406,000 at March 31, 2005. Please provide us your analysis supporting your belief that an other than temporary impairment did not exist at either balance sheet dates. We note the guidance in paragraph 16 of SFAS No. 115 and SAB Topic 5:M. In your response, please ensure that you provide sufficient details for both periods including name of security, purchase date and price, current amortized cost, respective unrealized losses and other information you consider in your periodic analysis.

Income Statements, page F-21

28. We note you had net servicing fees of $42 thousand as of December
31, 2004. Please provide us with descriptions of the types of fees represented and if these servicing fees fall with in the scope of SFAS No. 140. We are unable to determine from your current disclosures whether or not servicing assets have been recorded. Please also revise filing disclosures and/or your accounting, if necessary.



South Coast Bancorp, Inc. December 31, 2004 and 2003 Audited
Financial Statements

General

29. We note you provided audited financial statements for the two years ended December 31, 2004. Please provide us your analysis of the computational details in Article 1-02(w) of Regulation S-X and how you concluded that audited financial statements for the three years ended December 31, 2004 were not required, or revise the financial statements accordingly. We note Item 17.B of the Form S-4 form requirements and Articles 3-05 and 11 of Regulation S-X.

Report of Independent Certified Public Accountants, page F-60

30. Please revise the second paragraph of the audit report to include the language prescribed by the Public Company Accounting Oversight Board (PCAOB). Please refer to Auditing and Related Professional
Practice Standards, Audition Standard No. 1.

Notes to Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies

I.  Stock Grants, page F-69

31. Please review paragraphs 45-48 of SFAS No. 123 to ensure that you are in compliance with the disclosure requirements. Tell us why you continue to believe your presentation is appropriate and/or revise filing disclosures as necessary.

Note 2 - Investment Securities, page F-71

32. Please revise to include a statement specifically addressing the impact of other than temporary impairments on your available-for-sale securities. Please refer paragraph 6-19 of EITF Abstracts No. 03-
1.

*      *      *
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.


      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.







      You may contact Paula Smith, Staff Accountant, at (202) 551-3696 or John Nolan, Accounting Branch Chief, at (202) 551-3492 if you have questions regarding accounting-related matters. Please contact
Gregory Dundas at (202) 551-3436 or me at (202) 551-3418 with any other questions.

						Sincerely,



						William Friar
						Senior Financial Analyst


cc:	Gary M. Horgan, Esq.
	Young H. Park, Esq.
	Horgan, Rosen, Beckham & Coren, L.L.P.
	23975 Park Sorrento, Suite 200
	Calabasas, California 91302

??

??

??

??

FCB Bancorp
C.G. Kum
August 3, 2005
Page 8